Exhibit 99.8

NICE Actimize Honored for AI and Advanced Analytics Innovation
in Holistic Trade Surveillance by Regulation Asia

NICE Actimize receives Regulation Asia’s Excellence Award for innovation in artificial intelligence and analytics to spot market abuse, conduct risk and suspicious communications

Hoboken, N.J., January 27, 2021– NICE Actimize, a NICE (Nasdaq: NICE) business, announced today that its Holistic Trade and Communications Surveillance solutions suite was recognized by the “Regulation Asia Awards for Excellence 2020” for the second consecutive year with the “Best Solution in Market & Trading Surveillance” award. The Regulation Asia awards program recognizes excellence by firms that work to ensure the highest compliance standards are upheld in the financial industry, and which have shaped the regulatory landscape in Asia Pacific.

Regulation Asia’s “Best Solution” category recognizes solutions designed with specific regulatory requirements in mind, assessed on multiple criteria, including the ease and speed of implementation, flexibility, robustness, scalability, transparency, technical support, cost, and return on investment for end clients, the judges noted. According to Regulation Asia, NICE Actimize was specifically cited as the ‘Winner’ for its use of artificial intelligence and analytics to spot market abuse, conduct risk and suspicious communications early on, thereby preventing reputational, financial and regulatory risk.

Among NICE Actimize’s solutions underscored by this award win is SURVEIL-X, the industry’s first AI-powered, cloud-native, true holistic trade-related surveillance suite. SURVEIL-X accurately and efficiently detects virtually all forms of risky behavior to ensure compliance with key global regulations while protecting financial services organizations from previously undetectable risks that could result in fines and reputational damage.

“Today’s regulations continue to create constant change for financial services organizations, elevating the importance of effective compliance monitoring and trade-related surveillance technology,” said Bradley Maclean, Co-founder, Regulation Asia. “For the second consecutive year, our panel of industry experts have recognized the innovations NICE Actimize offers through its holistic trade and communications surveillance solutions, as well as its use of advanced technologies to enhance its portfolio of financial crime compliance solutions. This award also acknowledges NICE Actimize’s work over the past year to keep up with rapidly changing regulatory requirements.”

“We continue our commitment to the Asia Pacific region and thank Regulation Asia’s expert panel of judges for once again recognizing our innovation in trade and communications surveillance,” said Chris Wooten, EVP, NICE. “NICE Actimize’s end-to-end surveillance suite is a clear leader when it comes to solving today’s increasingly complex challenges. We continue to infuse SURVEIL-X with machine learning and other advanced technologies to support our clients as they meet growing regulatory demands and the need to increase operational efficiency.”

To view a video discussing NICE Actimize’s win in its category, please click here.
For further information on the Regulation Asia Awards, please click here.

About the Regulation Asia Awards for Excellence
The Regulation Asia Awards for Excellence recognizes technology companies, legal and consulting firms, and exchanges that have shaped the regulatory landscape in Asia Pacific, as well as outstanding technology projects both in mature and emerging markets by large tech firms and innovative startups that help meet the requirements of a specific regulatory change infrastructure.

About Regulation Asia
Regulation Asia is the leading source for actionable regulatory intelligence for Asia Pacific markets. Since 2013, our audience and subscription base have grown to include regulatory bodies, exchanges, banks, asset managers and service providers, allowing us to play a key role in the regulatory agenda. Visit www.regulationasia.com or connect via LinkedIn or Twitter.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson +1 551 256 5202, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.